ISSUER FREE WRITING PROSPECTUS
Dated January 16, 2013
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated January 17, 2012, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1474464/000114420412002612/v245581_424b3.htm, and http://www.sec.gov/Archives/edgar/data/1474464/000114420413001159/v331202_424b3.htm

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by The New York Post on January 15, 2013. The article included statements made by Michael A. Happel, Chief Investment Officer of the Company.

The article was not prepared or reviewed by the Company prior to publication. The New York Post, the publisher of the article, routinely publishes articles on real estate-related and other New York area news. The New York Post is not affiliated with the Company and no payment was made nor was any consideration given to The New York Post by or on behalf of the Company in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Happel represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

REIT is bullish on Red Bull

By LOIS WEISS

BETWEEN THE BRICKS

American Realty Capital will soon have a lot of bull — Red Bull, that is.

The company’s New York Recovery REIT has signed an off-market direct deal to buy 218 W. 18th St. for $112 million, where Red Bull is now outfitting its 41,642 square feet of office space — and a Red Bull Academy — just two blocks from the Google building at 111 Eighth Ave.

The 167,000 square-foot building was just purchased last February for $62.5 million by Atlas Capital and GreenOak Real Estate after the prior owner, who paid $50 million in 2007, had, shall we say, “issues” paying its $42.5 million mortgage.

But the current sellers, sophisticated investment folks, added improvements to the building and attracted Red Bull, Microsoft’s Yammer, and SAE Institute of Technology Corp. just as the area took off.

The fast sales price run-up is indicative of how hot the city’s office-leasing market has been in this Midtown South/Chelsea area and why rents are also jumping, leading many less deep-pocketed tenants to extend office searches to downtown and Midtown neighborhoods.

Michael Happel, chief investment officer of American Realty Capital, said because there are still two vacant floors and some under market leases, they are pleased with their largest city purchase to date.

“We see additional value, and we see opportunity here,” he said.

When they close in the second quarter, Happel expects asking rents to be in the $50 to $60 per square foot range.

It was not that long ago, of course, that side-street buildings in this area had asking rents in the $30s and $40s per square foot.

Between Christmas and New Year’s, the non-traded REIT bought three more properties, two of them in the Garment District.

“We are in the early stages of a 10- or 15-year transformation,” Happel said, during which time he expects values and rents will escalate.

The two Garment Center purchases are: 256 W. 38th St. for $65 million and 229 W. 36th St. for $45 million.

They also bought the retail building at 350 Bleecker St. for $11 million on a shopping street in the West Village where numerous chic retailers attracted ARC to first enter the city market two years ago by acquiring properties with tenants including Michael Kors, Burberry and Marc Jacobs.

While 80 percent of their properties will now be in Manhattan, Happel says the company also owns retail in Brooklyn and is keeping an eye out for other office and retail properties in all five boroughs.